UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

SKYBRIDGE G II FUND

(Name of Subject Company (Issuer))

SKYBRIDGE G II FUND

(Name of Filing Person(s) (Issuer))

SHARES OF LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Marie Noble

SkyBridge Capital II, LLC

527 Madison Avenue, 4th Floor

New York, New York 10022

(212) 485-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

Rajib Chanda, Esq. Simpson Thacher & Bartlett LLP 900 G Street N.W. Washington, D.C. 20001 (202) 636-5500	Kenneth Burdon, Esq. Simpson Thacher & Bartlett LLP 855 Boylston Street, 9th Floor Boston, MA 02116 (617) 778-9200

January 27, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on January 27, 2025, as amended, by SkyBridge G II Fund (the “Company”) in connection with an offer by the Company to purchase up to 10% of its outstanding Shares from the members of the Company on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit B to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 11:59 p.m., New York time, on February 24, 2025.

2. 32,689.762 Shares of the Company were validly tendered and not withdrawn prior to the expiration of the Offer, and 3,735.510 Shares were accepted for repurchase by the Company on a pro rata basis in accordance with the terms of the Offer.

3. The Valuation Date for the Shares tendered was March 31, 2025.

4. Payment of the repurchase price was made in the form of a promissory note issued to each member whose tendered Shares were accepted for repurchase by the Company. On or about April 28, 2025, the Company paid such members of the Company $3,366,527.53, collectively, which was the full amount payable under the promissory notes.

Item 12(b). Filing Fee

Calculation of Filing Fee Tables are attached herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

SKYBRIDGE G II FUND

By:	/s/ Raymond Nolte
Name: Raymond Nolte
Title: President and Director

April 29, 2025

EXHIBIT INDEX

EXHIBIT

EX-FILING FEES	Calculation of Filing Fee Tables